Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

March 17, 2014

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Justin Dobbie and Ada Sarmento

Re:	Sino-Global Shipping America, Ltd.

Registration Statement on Form S-3

Filed February 28, 2014

File No. 333-194211

Dear Mr. Dobbie and Ms. Sarmento:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated March 12, 2014. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

General

1.	We note that there are outstanding comments on your Annual Report on Form 10-K for the fiscal year ended June 30, 2013. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form S-3.

Response:	We acknowledge the comment and will await confirmation that such comments have been cleared prior to requesting acceleration.

Information Incorporated by Reference, page 25

2.	We note that you have not incorporated by reference your Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013. Please revise.

Response:	We acknowledge the comment and have revised the Registration Statement to incorporate the December 31, 2013 Form 10-Q by reference.

Exhibit 5.1

3.	Please revise the final paragraph of the opinion to have counsel clearly consent to the opinion being filed as an exhibit to the registration statement.

Response:	The revised legal opinion has been attached and more clearly includes a consent to the opinion being filed as an exhibit to the registration statement.

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

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•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anthony S. Chan

Anthony S. Chan, CPA
Acting Chief Financial Officer

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